SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            ____________________

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                           R.G. BARRY CORPORATION
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           (Exact name of registrant as specified in its charter)

            Ohio                                        31-4362899
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(State of Incorporation or Organization)               (IRS Employer
                                                     Identification No.)

      13405 Yarmouth Road, N.W.
      Pickerington, Ohio                                   43147
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(Address of principal executive office                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange
            Title of each class                 on which each class is
            to be so registered                 to be registered
            -------------------                 ----------------------
            Preferred Share                     New York Stock Exchange
            Purchase Rights


  If this form relates to the              If this form relates to the
  registration of a class of securities    registration of a class of securi-
  pursuant to Section 12(b) of the         ties pursuant to Section 12(g) of
  Exchange Act and is effective            the Exchange Act and is effective
  pursuant to General Instruction          pursuant to General Instruction
  A.(c), check the following               A.(d), check the following
  box. |X|                                 box. |_|

Securities Act registration file number to which this form relates:
      N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)



Item 1.     Description of Securities To Be Registered.

            On February 19, 1998, the Board of Directors of R.G. Barry Corporation (the "Company") declared a dividend distribution of one Right for each outstanding Common Share of the Company to shareholders of record at the close of business on March 16, 1998. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a Series I Junior Participating Class A Preferred Share, par value $1.00 per share (the "Preferred Shares") at a Purchase Price of $40.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent.

            Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Share Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders, or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding Common Shares. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 16, 2008, unless earlier redeemed or extended by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Shares issued prior to the Distribution Date will be issued with Rights.

            In the event that a person becomes the beneficial owner of more twenty percent (20%) of the then outstanding Common Shares, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            For example, at an exercise price of $40 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80 worth of Common Shares (or other consideration, as noted above) for $40. Assuming that the Common Shares had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 8 Common Shares for $40.

            In the event that, at any time following the Share Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

            At any time until ten (10) business days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.0l redemption price. The foregoing notwithstanding, the rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

            Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

            As of March 12, 1998, there were 9,593,488 Common Shares outstanding, 561,036 Common Shares held in the treasury and 1,746,378 Common Shares authorized for issuance upon exercise of options granted under the Company's employee stock option plans and the Company's non-employee directors stock option plan. Each outstanding Common Share as of the close of business on March 16, 1998, will receive one Right. As long as the Rights are attached to the Common Shares and in certain other circumstances specified in the Rights Agreement, the Company will issue one Right for each Common Share issued on or after March 16, 1998.

            The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Board of Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to ten days following the Share Acquisition Date redeem all but not less than all of the then outstanding Rights.

            In addition, certain provisions of the Company's Articles of Incorporation (the "Articles") may have anti- takeover effects. The Articles provide, among other things, that a business combination with a beneficial owner of 10% or more of the voting stock or an affiliate or associate of the Company who at any time with the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting stock be approved by the affirmative vote of at least 80% of the holders of voting stock, unless such business combination is approved by a majority of the Continuing Directors (as defined) or certain fair price criteria are satisfied. The Articles also provide that the Board of Directors be divided into three classes, with each class elected for 3-year terms at successive annual meetings.

            The Rights Agreement specifying the terms of the Rights and including the form of Certificate of Amendment to the Articles of Incorporation setting forth the terms of the Preferred Shares as an exhibit thereto, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.



Item 1.  Exhibits.

Exhibit No.                               Exhibit

      1                 Rights Agreement, dated as of February
                        19, 1998, between R.G. Barry Corporation and The Bank of New York, as Rights Agent, including form of Certificate of Amendment to the Articles of Incorporation of R.G. Barry Corporation authorizing the Series I Junior Participating Class A Preferred Shares, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth Business Day after the Share Acquisition Date or (ii) the tenth Business Day after the date of the commencement of a tender or exchange offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Shares.




                                 SIGNATURE


Pursuant to be requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    R.G. BARRY CORPORATION


Date:  March 13,1998                /s/ Richard L. Burrell
                                    -------------------------------
                                    Name:  Richard L. Burrell
                                    Title: Vice President




                               EXHIBIT INDEX



Exhibit                    Description                        Page

   1               Rights Agreement, dated as of                9
                   February 19, 1998, between R.G.
                   Barry Corporation and The Bank
                   of New York, as Rights Agent,
                   including form of Certificate of
                   Amendment to the Articles of
                   Incorporation of R.G. Barry
                   Corporation authorizing the
                   Series I Junior Participating
                   Class A Preferred Shares, as
                   Exhibit A, the form of Rights
                   Certificate as Exhibit B and the
                   Summary of Rights to Purchase
                   Preferred Shares as Exhibit C.
                   Pursuant to the Rights
                   Agreement, Rights Certificates
                   will not be mailed until after
                   the earlier of (i) the tenth
                   Business Day after the Share
                   Acquisition Date or (ii) the
                   tenth Business Day after the
                   date of the commencement of a
                   tender or exchange offer by any
                   person or group of affiliated or
                   associated persons, if upon
                   consummation thereof, such
                   person or group would be the
                   beneficial owner of 20% or more
                   of such outstanding Common
                   Shares.